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April 28, 2017
Joseph M. Mannon Shareholder +1 312 609 7883 jmannon@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Dominic Minore

Re:	Plan Investment Fund (the “Registrant”)
File No. 811-04379

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on April 12, 2017 with respect to the Registrant’s Registration Statement on Form N-1A filed on March 1, 2017 (the “Registration Statement”) regarding the Money Market Portfolio and the Government Portfolio, each a series of the Registrant. Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.  The Registrant is filing Post-Effective Amendment No. 55 to the Registration Statement concurrently herewith which addresses the comments of the staff as described in this letter.

Comment (1)        Regarding the fee waiver and expense reimbursement agreements disclosed in the prospectus of the Government Portfolio, please file such agreements as an exhibit to the Registration Statement. The staff also notes the absence of any disclosure in the Registration Statement regarding the recoupment of previously waived fees and reimbursed expenses. Please supplementally explain why such recoupment disclosure is not provided with respect to the Government Portfolio.

Response:             The Registrant responds that such agreements are incorporated by reference to previously filed post-effective amendments to the Registration Statement, as described in Part C of the Registration Statement. Additionally, the Registrant supplementally responds that such agreements do not provide for recoupment of previously waived or reimbursed expenses, and the Registrant has added disclosure to the Registration Statement to that effect.

Comment (2)        Regarding the fee waiver and expense reimbursement agreements disclosed in the prospectus of the Money Market Portfolio, please file such agreements as an exhibit to the Registration Statement. The staff also notes the absence of any disclosure in the Registration Statement regarding the recoupment of previously waived fees and reimbursed expenses. Please supplementally explain why such recoupment disclosure is not provided with respect to the Money Market Portfolio.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Response:             The Registrant responds that such agreements are incorporated by reference to previously filed post-effective amendments to the Registration Statement, as described in Part C of the Registration Statement. Additionally, the Registrant supplementally responds that such agreements do not provide for recoupment of previously waived or reimbursed expenses, and the Registrant has added disclosure to the Registration Statement to that effect.

Comment (3)        Regarding disclosure of the expense Examples in the Summary Section of the Prospectus, please revise the disclosure to indicate that the expense Examples give effect to the fee waiver and expense reimbursement agreements for the first year.

Response:             The Registrant has revised the disclosure.

Comment (4)        Regarding disclosure of Performance Information in the Summary Section of the Prospectus, please revise the use of “average annualized total returns” to “average annual total returns.”

Response:             The Registrant has revised the disclosure.

Comment (5)        The Fees and Expenses table in the Summary Section of the prospectus for the Money Market Portfolio indicates an amount of Total Annual Portfolio Operating Expenses after Fee Waivers and Expense Reimbursements that is different from the amount of the fee waiver and expense reimbursement agreements disclosed in the footnote to the Fees and Expenses table. Please reconcile this apparent discrepancy.

Response:             The Registrant supplementally responds that the level of the expense limitation pursuant to the fee waiver and expense reimbursement agreements disclosed in the footnote to the Fees and Expenses table using three decimal place precision is correct, and that the amount of Total Annual Portfolio Operating Expenses after Fee Waivers and Expense Reimbursements is disclosed using two decimal place precision in the Fees and Expenses table as is done in the Fund’s Financial Highlights that were audited by the Registrant’s independent registered public accounting firm.

Comment (6)        The Principal Investment Strategies of the Money Market Portfolio disclosed in the section of the Prospectus entitled “INVESTMENT OBJECTIVES AND STRATEGIES,” includes a statement that “The Investment Advisor will invest more than 25% of the Portfolio’s total assets in the financial services industry.” Please reconcile this statement with the Money Market Portfolio’s limitation on investing 25% or more of its total assets in the securities of issuers conducting their principal business activities in the same general industry, as disclosed in the Statement of Additional Information.

Response:             The Registrant has revised such disclose of the Principal Investment Strategies of the Money Market Portfolio as follows: “The Investment Advisor will invest more than 25% of the Portfolio’s total assets in the financial services industry, which includes obligations of domestic branches of U.S. banks and U.S. branches of foreign banks subject to the same regulations as U.S. banks.”

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7883.

Very truly yours,

Joseph M. Mannon